UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2017 (Report No. 3)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On February 14, 2017, the Registrant announced that it intends to file a petition with the Israeli court to voluntarily delist its ordinary shares from the Tel-Aviv Stock Exchange in accordance with section 350 of the Israeli Companies Law.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission (Registration No. 333-214817).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.
(Registrant)

By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz Title: Chief Financial Officer

Date: February 14, 2017